UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Translation of registrant’s name into English)

c/o Beijing REIT Technology Development Co., Ltd.

Building X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement

On December 27, 2021, ReTo Technology Development Co., Ltd. (the “Buyer”), a wholly owned subsidiary of ReTo Eco-Solutions, Inc. (the “Company”) entered into an Equity Transfer Agreement (the “Agreement”) with Hainan REIT Mingde Investment Holding Co., Ltd. (“REIT Mingde”), a limited liability company incorporated in the People’s Republic of China (the “PRC”), Xiaoping Li and Jing Peng, shareholders of REIT Mingde and owning 99% and 1% of the equity interest of REIT Mingde prior to the Acquisition (as defined below), respectively, and Hainan Yile IoT Technology Co., Ltd (“Hainan Yile IoT”) and Yangpu Fangyuyuan United Logistics Co., Ltd (“Yangpu Fangyuyuan”), each a PRC limited liability company and subsidiary of REIT Mingde. REIT Mingde owns 100% of the equity interest of Yangpu Fangyuyuan and 61.548% of the equity interest of Hainan Yile IoT, which, in turn, owns 90% of the equity interest of Hainan Yile IoV Technology Research Institute Co., Ltd., 85% of the equity interest of Shanxi Global Travel Co., Ltd. and 45% of the equity interest of Hainan Beiqi Yinjian Yile Smart Travel Technology Co., Ltd.

Hainan Yile IoT is a national high-tech enterprise in China that focuses on the research, development and application of Internet of Things (“IoT”) technologies. Hainan Yile IoT and its subsidiaries have developed advanced cloud based solutions and products that primarily service automobile rental, ride sharing, and logistics sectors in China. Yangpu Fangyuyuan is engaged in facilitating logistic services through its cloud based platform in China.

Pursuant to the Agreement, among other things, the Buyer will acquire 100% of the equity interest of REIT Mingde for a total consideration of RMB10,000,000 (approximately $1.57 million) in cash or cash equivalents as mutually agreed to by the parties (the “Acquisition”), which will be paid within one month after execution of the Agreement.

The closing of the Acquisition is subject to satisfaction of the following conditions: (i) completion of due diligence of REIT Mingde by the Buyer; (ii) the approval of the Acquisition by the Buyer’s Board of Directors; (iii) receipt of requisite seals, property rights certificates, legal documents and materials and accounting books from REIT Mingde; (iv) no pledge, mortgage, guarantee or other third party rights or other restrictions or limitations on the equity interest of REIT Mingde; (v) no change in the external investment and shareholding of REIT Mingde; (vi) the completion of shareholder change registration with the relevant State Administration of Market Regulation in China.

Pursuant to the Agreement, after the closing of the Acquisition, Xiaoping Li, who is also the legal representative REIT Mingde, will be appointed as a director and Executive Vice President of the Company.

The registration of shareholder change was completed on December 28, 2021. As a result, REIT Mingde became the Company’s indirectly wholly owned subsidiary.

The foregoing description of the Agreement is only a summary of the material terms of the Agreement and does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Agreement, which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

On January 4, 2022, the Company issued a press release announcing the entry into the Agreement and the proposed Acquisition. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Translation of the Equity Transfer Agreement, dated December 27, 2021
99.1	Press release dated January 4, 2022 announcing the Acquisition

*	The exhibits and schedules to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K and certain personally identifiable information in this Exhibit have also been omitted pursuant to Item 601(a)(6) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2022

RETO ECO-SOLUTIONS, INC.

By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer and Director

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